K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 26, 2017
VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Rossotto:
The following are responses to the comments that we received from you by telephone on December 28, 2016, regarding Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A ("Registration Statement") for the First Investors Government Cash Management Fund and First Investors Strategic Income Fund ("Funds"), each a series of the First Investors Income Funds ("Registrant"), that was filed with the Securities and Exchange Commission ("SEC") on November 10, 2016.  Your comments and the Registrant's responses are set forth below.
PROSPECTUSES

First Investors Government Cash Management Fund and First Investors Strategic Income Fund

1.
Footnote 1 to the "Shareholder Fees" tables in the Fund Summaries state that the Funds may assess a contingent deferred sales charge ("CDSC") of 1% on certain redemptions of Class A shares.  Disclose the circumstances in which the CDSC will be assessed, including the relevant time period and level of investments.

The CDSC will only apply to certain investors who benefit from a sales charge discount.  Per the requirements of Item 3 of Form N-1A, the Registrant has included disclosure above each "Shareholder Fees" table directing shareholders to the sections and pages of the Funds' prospectuses and statements of additional information that describe the sales charge discounts available to investors and that include information regarding the CDSC that may apply to subsequent redemptions.  The Registrant does not believe any additional disclosure is necessary and respectfully declines the SEC staff's ("Staff") comment.

Securities and Exchange Commission
January 26, 2017

First Investors Government Cash Management Fund

2.
The "Fund Management in Greater Detail" section of the prospectus states that, during the fiscal year ended September 30, 2016, the Fund's investment adviser waived fees and reimbursed other expenses to prevent a negative yield in the Fund's shares.  If such waivers and reimbursements are subject to recoupment by the Fund's investment adviser, disclose the terms of the recoupment.

The waivers and reimbursements cited by the Staff are not subject to recoupment by the Fund's investment adviser.

First Investors Strategic Income Fund

3.
The "Principal Investment Strategies" section of the Fund Summary states that "[t]he Fund will invest in particular Underlying Funds based on various criteria.  Among other things, the Fund will analyze the Underlying Funds' respective investment objectives, policies and investment strategies in order to determine a combination of Underlying Funds that is appropriate for the Fund."  Provide additional disclosure regarding the methodology used to determine how to allocate the Fund's investments among the Underlying Funds.

The Registrant has made the requested change.

4.
The "Principal Investment Strategies" section of the Fund Summary states that the Fund will allocate its investments among the Underlying Funds "based upon the relative value of the primary asset classes and sectors in which the Underlying Funds invest, as well as the macroeconomic outlook."  Replace the disclosure with a plain English description of the factors considered by the Fund in allocating its investments between the Underlying Funds.

The Registrant has made the requested change.

5.	The "Principal Investment Strategies" section of the Fund Summary states that "[t]he Fund may invest up to 5% of its total assets in additional Underlying Funds not specifically described herein."

(a)	Confirm, supplementally, that the Fund's prospectus describes all of the Fund's principal investment strategies.

The Registrant confirms that the Fund's prospectus describes all of the Fund's principal investment strategies.

Securities and Exchange Commission
January 26, 2017

(b)
Confirm, supplementally, that the Fund's investments in any additional Underlying Funds that are not specifically described in the prospectus will not raise any principal risks which are not already disclosed in the Fund's prospectus.

The Registrant confirms that the Fund will refrain from investing in any additional Underlying Funds that raise principal risks beyond those disclosed in the Fund's prospectus or will supplement the Fund's prospectus to disclose any additional principal risks to which the Fund would be exposed in connection with investments in any additional Underlying Funds.

6.
The "Principal Risks of the Fund" section of the Fund Summary describes certain potential conflicts of interest that the Fund's investment adviser and its affiliates, including Foresters Financial Services, Inc. ("FFS"), may face in managing the Fund.  Provide a description of FFS.

The Registrant has made the requested change.

7.
The "Principal Risks of the Underlying Funds" section of the Fund Summary discloses the risks of the Underlying Funds' investments in American depositary receipts ("ADRs").  Consider describing the Underlying Funds' investments in ADRs and other asset classes in the "Principal Investment Strategies" section of the Fund Summary.

The Registrant has described the Fund's principal investment strategies in the "Principal Investment Strategies" section of the Fund Summary.  The Registrant does not believe that any of the specific asset classes in which the Underlying Funds invest are principal investment strategies of the Fund.  Accordingly, investments in ADRs, which are a principal investment strategy of the First Investors Covered Call Strategy Fund, an Underlying Fund, are not a principal investment strategy of the Fund.  Therefore, the Registrant has not included investments in ADRs as a principal investment strategy of the Fund.

8.
The "Average Annual Total Returns" table in the Fund Summary includes performance information for the Bank of America Merrill Lynch U.S. Broad Market Index.  Provide a supplemental description of the index and confirm that it is an "appropriate broad-based securities market index," as that term is defined in Instruction 5 to Item 27(b)(7) of Form N-1A, to serve as a benchmark for the Fund's returns.

The Bank of America Merrill Lynch U.S. Broad Market Index represents the performance of U.S. dollar-denominated investment grade debt publicly issued in the

Securities and Exchange Commission
January 26, 2017

U.S. domestic market, including U.S. Treasury, quasi-government, corporate, securitized and collateralized securities.  The Registrant believes that the Bank of America Merrill Lynch U.S. Broad Market Index is an appropriate broad-based securities market index, as described in Instruction 5 to Item 27(b)(7) of Form N-1A, to serve as a benchmark for the Fund's returns.

9.
In the "Shareholder Information" section of the prospectus, consider disclosing that the Fund's net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem Fund shares if the Fund holds portfolio securities that are primarily listed on foreign exchanges, as required by Instruction 2 to Item 11(a)(3) of Form N-1A.

The Registrant has made the requested change.

STATEMENTS OF ADDITIONAL INFORMATION

First Investors Government Cash Management Fund and First Investors Strategic Income Fund

10.
Page II-58 of the "Additional Information Concerning Purchases, Redemptions, Pricing, and Shareholder Services" section discusses redemptions of Class B shares.  Revise the disclosure to indicate whether the discussion applies to both of the Funds or only the First Investors Government Cash Management Fund given that the First Investors Strategic Income Fund does not currently offer Class B shares.

Page II-39 of the "Additional Information Concerning Purchases, Redemptions, Pricing, and Shareholder Services" section states that "[i]nformation related to the treatment of Class B shares generally does not apply to the Strategic Income Fund."  Accordingly, the Registrant believes the disclosure addresses the matter raised by the Staff.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

Securities and Exchange Commission
January 26, 2017

cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP